UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2022 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_ THE REGISTRANT HEREBY INCORPORATES ALL PARTS, EXCEPT FOR "APPENDIX 2 - SUPPLEMENTARY CONSOLIDATED INFORMATION FOR SANTANDER UK PLC AND ITS CONTROLLED ENTITIES" ON PAGE 8, OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933. The "Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities" on page 8 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This report provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2022 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2021. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our principal ring-fenced bank. A list of abbreviations is included at the end of this report Santander UK Group Holdings plc Quarterly Management Statement for the nine months ended 30 September 2022 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of External Affairs mediarelations@santander.co.uk For more information: See Investor Update presentation www.santander.co.uk

2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “Many of our customers remain worried about the impact of the cost of living, and they are looking to us to help them navigate this challenging environment. As one of the UK’s leading mortgage providers, we particularly understand the concerns of existing mortgage customers, first time buyers and especially those whose fixed rate mortgage is about to come to an end. So we are providing advice and guidance on how households can manage their mortgage, such as exploring options around length of term. “We are also continuing our programme of proactively contacting customers who are struggling, to offer help with managing their finances and energy costs. “In this environment, we have maintained a focus on how we can deliver more for our customers with products that deliver real value. We introduced initiatives like double cashback on gas and electricity bills, raised the 1|2|3 Current Account interest rate and offered some of the best savings’ rates amongst High Street lenders. “We have also unveiled a package of measures to support our people at Santander, including a new helpline for colleagues that focuses on financial wellbeing. This follows August’s pay increase for 11,000 of our employees to help with the increased cost of living. “These are a set of results reflecting the hard work of our people, but they also demonstrate the continued importance of taking a prudent approach to risk and maintaining a resilient balance sheet. While we have seen no material deterioration in our mortgage book to date, we have increased our provisions. Looking ahead it is clear that the ongoing inflationary pressures, increased energy prices and impact on economic activity will mean the service and support we provide our customers and businesses will continue to be critical.” 9M-22 financial and business highlights Providing more support for our customers as they face higher living costs  Net mortgage lending of £9.8bn (9M-21: £5.2bn) with £28.2bn gross mortgage lending (9M-21: £25.2bn).  Raised interest rates across our savings range and 1I2I3 Current Account. Doubled energy bill cashback in limited period offer.  Proactive outreach to over 1.6m customers most likely to be impacted by the cost of living crisis, to highlight the support we can offer.  Supporting businesses with our Santander Navigator platform providing expertise and practical support from our global network.  NPS ranked 6th for Retail and 1st for Business & Corporate. Improving NPS is integral to our strategy and remains a key area of focus1. Profit from continuing operations2 before tax up 4% to £1,489m  Higher profit supported by increased income and lower costs, with credit impairment charges of £256m (9M-21: releases of £170m).  Banking NIM increased to 2.04% (9M-21: 1.91%) reflecting the impact of base rate increases; 2.07% in Q3-22, up 3bps in the quarter.  CIR improved to 48% (9M-21: 56%) from increased net interest income and lower operating expenses. Adj. CIR3 of 43% (9M-21: 50%).  Transformation programme savings of £610m from total investment of £892m since 2019.  Profit from continuing operations1 before tax up 4% to £1,489m. Adjusted profit from continuing operations2,3 before tax down 3%, with Return on ordinary shareholders’ equity of 10.9% (Dec-21: 9.9%) and adjusted RoTE3 of 13.0% (Dec-21: 13.2%). Proven balance sheet resilience with strong capital and liquidity levels  85% of lending is prime UK retail mortgages, with average LTV of 50% (Dec-21: 52%).  Small unsecured personal lending portfolio of £5.1bn, 2% of total lending (Dec-21: £4.8bn and 2% respectively).  Corporate & Commercial Banking loans of £17.4bn with no material corporate defaults (Dec-21: £17.0bn).  Resilient asset quality with low arrears, Stage 3 ratio of 1.21% (Dec-21: 1.43%) and no material increase in arrears.  CET1 capital ratio of 15.5% (2021: 15.9%) and UK leverage ratio of 5.3% (2021: 5.2%), well above regulatory requirements.  Strong LCR of 168%, representing headroom of £21bn liquid assets above minimum requirement. Looking ahead  We expect our net mortgage lending will be broadly in line with market growth for the year.  We expect Banking NIM to continue to be above 2021.  We will continue to control operating expenses and expect further savings from our transformation programme.  The outlook remains uncertain, with higher inflation leading to an increased cost of living and a drop in real disposable income this year. Mortgage interest rates have risen with the expectation of further increases to base rate and are likely to remain substantially higher than a year ago. These challenges for households and businesses are expected to continue well into 2023 and could impact credit impairments. 1. Dec-21 NPS: Retail 7th, Business and Corporate 1st. See Appendix 3 for more on NPS rank. 2. In 9M-21, CIB is presented as a discontinued operation after its transfer to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021. 3. Non-IFRS measure. See Appendix 1 for details and a reconciliation of adjusted metrics to the nearest IFRS measure.

Summarised consolidated income statement 9M-22 vs 9M-21

	9M-22 £m	9M-21 £m	*Change* %
Net interest income	3,293	2,968	*11*
Non-interest income[1]	415	445	*(7)*
Total operating income	**3,708**	**3,413**	***9***
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,770)	(1,920)	*(8)*
Credit impairment (charges) / write-backs	(256)	170	*n.m.*
Provisions for other liabilities and charges	(193)	(225)	*(14)*
Profit from continuing operations before tax	**1,489**	**1,438**	***4***
Tax on profit from continuing operations	(356)	(383)	*(7)*
Profit from continuing operations after tax	**1,133**	**1,055**	***7***
Profit from discontinued operations after tax[3]	-	33	*n.m.*
Profit after tax	**1,133**	**1,088**	***4***
Banking NIM	2.04%	1.91%	13bps
CIR	48%	56%	-8pp

Profit from continuing operations after tax up 7%

- Net interest income up 11% and Banking NIM up 13bps following the impact of base rate increases and higher mortgage lending.
- Non-interest income down 7%, as the £71m gain on sale of our UK head office in 9M-21 was not repeated.
- Operating expenses[4] down 8% largely due to lower transformation programme spend following significant restructuring in 2021.
- Credit impairment charges of £256m following write-backs of £170m in 9M-21. The Q3-22 charge of £138m was the highest quarterly charge in the last 2 years. The charges in 9M-22 were driven by the deterioration in the economic outlook, including the expectation of higher interest rates, lower GDP, and lower house prices, as well as the risk that higher inflation could impact lending repayments. Whilst we have seen no material increase in arrears, the cost of risk increased to 9bps largely reflecting the ECL build in retail portfolios (2021: -11bps).
- Provisions for other liabilities and charges decreased 14%, largely related to lower transformation programme charges following significant restructuring in 2021.

Capital ratios well above regulatory requirements

- The CET1 capital ratio decreased 40bps to 15.5%, largely due to higher RWAs and the one-off regulatory changes that took effect on 1 January 2022, these were partially offset by retained profit. RWAs increased to £71.4bn with growth in mortgage lending (Dec-21: £68.1bn). The business remains strongly capitalised with significant headroom to minimum requirements and MDA.
- The UK leverage ratio increased 10bps to 5.3%, as retained profit was partially offset by the change in treatment of software assets on 1 January 2022. UK leverage exposure remained broadly stable.
- Total capital ratio decreased by 90bps to 20.7%, largely due to growth in mortgage lending, the one-off regulatory changes that took effect on 1 January 2022 and the reduction in Additional Tier 1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022. Total qualifying regulatory capital of £14.8bn was broadly stable (Dec-21: £14.7bn).
- The defined benefit pension scheme surplus was broadly stable from 30 June 2022. The scheme held sufficient liquid assets to withstand the stress following recent market volatility and at 25 October 2022 the scheme remains comfortably in surplus and has not materially impacted our capital position.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Not used.
3. In 9M-21, CIB is presented as a discontinued operation after its transfer to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
4. Operating expenses before credit impairment (charges) / write-backs, provisions and charges.

3 Santander UK Group Holdings plc

Summarised balance sheet	30.09.22 £bn	31.12.21 £bn
Customer loans	220.2	210.6
Other assets[1]	75.0	83.1
Total assets	**295.2**	**293.7**
Customer deposits	190.7	192.2
Total wholesale funding	69.5	65.4
Other liabilities	19.3	19.8
Total liabilities	**279.5**	**277.4**
Shareholders' equity	15.7	16.1
Non-controlling interest	-	0.2
Total liabilities and equity	**295.2**	**293.7**

Customer loans increased with strong gross mortgage lending

- Customer loans increased £9.6bn, with £9.8bn of net mortgage lending (£28.2bn gross lending), in a strong mortgage market.
- Customer deposits decreased £1.5bn, largely due to competitive pressures in deposits, which we expect to stabilise going forward.
- Other assets and other liabilities fell primarily reflecting our approach to liquidity management in 9M-22.
- Total wholesale funding increased, with total term funding of £63.7bn (Dec-21: £60.1bn).

Sep-22 ECL provision increased to £956m (Dec-21: £866m)

Notable changes to ECL during 9M-22, which impacted credit impairment:

- **Covid-19 related PMAs: net release of £175m**
  All corporate sector staging PMAs related to Covid-19 released as the risks from lockdowns have significantly reduced.
- **Economic scenarios and weights: charge of £118m**
  Update of economic scenarios with higher base rate and house prices falling in 2023, impacting our mortgage and corporate portfolios.
- **Corporate sector staging risks: charge of £73m**
  PMAs to reflect the corporate lending risks to those sectors which are susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand, as well as exposure to supply chain challenges.
- **Affordability of retail lending repayments: charge of £44m**
  PMAs to account for the potential repayment affordability risk among those customers with low disposable income.

Credit performance

	30 September 2022				31 December 2021			
	Total	*Stage 1*	*Stage 2*	*Stage 3*[4]	Total	*Stage 1*	*Stage 2*	*Stage 3*[4]
Customer loans	£bn	%	%	%	£bn	%	%	%
Retail Banking	194.9	*92.0*	*6.9*	*1.13*	185.6	*92.6*	*6.2*	*1.15*
of which mortgages	187.1	*92.2*	*6.8*	*1.04*	177.3	*92.7*	*6.3*	*1.02*
of which unsecured retail[2]	7.8	*86.1*	*10.7*	*3.70*	8.3	*89.2*	*6.9*	*4.22*
Consumer Finance[3]	5.3	*93.4*	*6.1*	*0.55*	5.0	*95.5*	*4.0*	*0.48*
Corporate & Commercial Banking	17.4	*79.8*	*18.1*	*2.25*	17.0	*69.5*	*25.9*	*4.85*
Corporate Centre	2.6	*100.0*	-	-	3.0	*93.1*	*6.9*	-
Total	**220.2**	***91.1***	***7.7***	***1.21***	**210.6**	***90.8***	***7.8***	***1.43***

- **Write-offs against provision**
  Gross write-off utilisation of £120m (Dec-21: £191m).
- New to arrears flows remain low. The Stage 3 ratio reduced by 22bps with the movement of £0.4bn corporate loans from Stage 3 to Stage 2, as part of the Covid-19 related PMAs release.

1. 30 September 2022 includes £49m of property assets classified as held for sale.
2. Includes unsecured personal lending of £5.1bn and £2.7bn of Business Banking, predominately BBLS with 100% government guarantee.
3. 82% of loan book secured on a vehicle.
4. Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets (£0.1bn) divided by the sum of total drawn assets and Stage 3 undrawn assets.

4 Santander UK Group Holdings plc

Economic scenarios

- The UK economy has faced a range of challenges over recent years, and it now faces a cost of living crisis with higher inflation and increased base rate, together with the impacts from the conflict in Ukraine.
- Although GDP grew by 0.2% in Q2-22, the outlook remains uncertain, with inflation at a 40-year high and falling real disposable income. Although the energy price guarantee scheme has mitigated some of the effects of rising energy costs for now, utility bills for households and businesses are likely to remain substantially higher than a year ago. With the cost of food, mortgages and rent also increasing, and house prices expected to fall, this will create further challenges for households and businesses well into 2023.
- The scenarios continue to encapsulate different potential outcomes from the base case. The stubborn inflation scenario is based on higher inflation which is persistently above the Bank of England target. This results in the base rate peaking at 6%, further adding to the cost of living crisis and reducing consumer demand. The other downside scenarios capture a range of risks, including: continuing weaker investment reflecting the turbulent environment; a larger negative impact from the EU trade deal given ongoing issues such as in Northern Ireland; and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.
- The scenario weights for 30 September 2022 have changed to reflect that our base case is more pessimistic about the outlook for the UK economy and therefore already reflects some of the downside risks associated with the weighting at 30 June 2022.

30 September 2022		Upside 1 %	Base case %	Downside 1 %	Downside 2 %	Stubborn Inflation %
GDP	2022	3.5	4.4	3.3	1.8	3.0
(calendar year	2023	0.4	-0.5	-0.6	-4.8	-2.4
annual growth	2024	1.5	0.9	0.2	0.7	-0.4
rate)	2025	1.8	1.5	0.3	1.5	0.3
	2026	2.0	1.5	0.4	1.5	0.7
Base rate	2022	2.75	3.75	3.25	2.75	3.75
(At 31 December)	2023	2.50	4.75	2.50	4.00	5.50
	2024	2.00	3.75	2.00	3.50	6.00
	2025	2.00	2.75	2.00	2.50	3.50
	2026	2.00	2.75	2.00	2.25	2.50
HPI	2022	7.9	7.0	7.8	7.0	7.7
(Q4 annual	2023	-4.5	-5.0	-5.9	-13.5	-8.5
growth rate)	2024	-3.3	0.0	-6.3	-12.5	-9.7
	2025	2.3	2.0	-1.8	-0.9	-3.5
	2026	4.7	3.0	0.4	6.1	0.9
	5yr CAGR	1.3	1.3	-1.3	-3.2	-2.8
Unemployment	2022	4.1	4.1	4.2	4.8	4.2
(At 31 December)	2023	4.6	4.8	5.1	7.4	5.9
	2024	4.3	4.4	5.2	7.0	6.2
	2025	4.3	4.1	5.7	6.8	6.5
	2026	4.2	4.1	6.1	6.6	6.7
	5yr Peak	4.7	4.8	6.1	7.4	6.7
Scenario weighting:						
30 September 2022		5%	50%	15%	10%	20%
30 June 2022		5%	40%	15%	20%	20%
31 December 2021		5%	45%	25%	20%	5%

Contingent liability

- Santander UK plc believes that the FCA has now completed the civil regulatory investigation into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering, financial crime systems and controls which commenced in July 2017. The FCA's investigation focuses primarily on the period 2012 to 2017 and includes consideration of high-risk customers including Money Service Businesses. Based on current information, it is probable that information which could cause recognition of a liability will become known in the current financial year, although this is not certain. There remain uncertainties which mean it is not currently possible to make a reliable assessment of the size of any such liability, which could be material.

5 Santander UK Group Holdings plc

Appendix 1 – Alternative Performance Measures

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.
We use these APMs when planning, monitoring, and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

a) Adjusted profit metrics

As shown in the table below, profit from continuing operations before tax is adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period. The financial results reflect continuing operations and therefore do not include discontinued operations. Prior period results have been amended accordingly.

	Ref.	9M-22 £m	9M-21 £m
Non-interest income			
Reported	(i)	415	445
Adjust for operating lease depreciation		(60)	(72)
Adjust for net loss / (gain) on sale of property		7	(71)
Adjusted	**(ii)**	**362**	**302**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges			
Reported	(iii)	(1,770)	(1,920)
Adjust for transformation		121	221
Adjust for operating lease depreciation		60	72
Adjusted	**(iv)**	**(1,589)**	**(1,627)**
Provisions for other liabilities and charges			
Reported		(193)	(225)
Adjust for transformation		28	113
Adjusted		**(165)**	**(112)**
Profit from continuing operations before tax			
Reported		1,489	1,438
Specific income, expenses and charges		156	263
Adjusted		**1,645**	**1,701**

The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £156m in 9M-22 and £263m in 9M-21. The specific income, expenses and charges are outlined below:

Operating lease depreciation

We adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with business volumes.

Net loss / (gain) on sale of property

Previously named 'net gain on sale of London head office and branch properties', now also includes subsequent sale of property under our transformation programme.

Transformation costs and charges

Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.

b) Adjusted CIR

Calculated as adjusted total operating expenses before credit impairment (charges) / write-backs, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	9M-22	9M-21
CIR	(iii) divided by the sum of (i) + net interest income	48%	56%
Adjusted CIR	**(iv) divided by the sum of (ii) + net interest income**	**43%**	**50%**

6 Santander UK Group Holdings plc

c) Adjusted RoTE

Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders' equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

Adjusted RoTE of 13.0% decreased slightly due to lower annualised adjusted profit, as shown below.

	9M-22	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax	1,133	114	1,247
Annualised profit after tax	1,515		1,667
Phasing adjustments			(58)
Less non-controlling interests of annual profit	(17)		(17)
Profit due to equity holders of the parent (A)	1,498		1,592
	9M-22	**Equity adjustments**	**As adjusted**
	£m	£m	£m
Average shareholders' equity	16,035		
Less average Additional Tier 1 (AT1) securities	(2,194)		
Less average non-controlling interests	(118)		
Average ordinary shareholders' equity (B)	13,723		
Average goodwill and intangible assets	(1,541)		
Average tangible equity (C)	12,182	38	12,220
Return on ordinary shareholders' equity (A/B)	10.9%		-
Adjusted RoTE (A/C)	-		**13.0%**

	2021	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax	1,405	244	1,649
Less non-controlling interests of annual profit	(36)		(36)
Profit due to equity holders of the parent (A)	1,369		1,613
	2021	**Equity Adjustments**	**As adjusted**
	£m	£m	£m
Average shareholders' equity	16,312		
Less average Additional Tier 1 (AT1) securities	(2,216)		
Less average non-controlling interests	(316)		
Average ordinary shareholders' equity (B)	13,780		
Average goodwill and intangible assets	(1,597)		
Average tangible equity (C)	12,183	61	12,244
Return on ordinary shareholders' equity (A/B)	9.9%		-
Adjusted RoTE (A/C)	-		**13.2%**

Specific income, expenses, charges

Details of these items are outlined in section a) of Appendix 1, with a total impact on profit from continuing operations before tax of £156m. The impact of these items on the taxation charge was £42m and on profit after tax was £114m. Tax is effected at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible.

Equity adjustments

These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

7 Santander UK Group Holdings plc

Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	9M-22 £m	9M-21[1] £m
Net interest income	3,253	2,932
Non-interest income[2]	411	446
Total operating income	**3,664**	**3,378**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,750)	(1,899)
Credit impairment (charges) / write-backs	(256)	170
Provisions for other liabilities and charges	(193)	(224)
Total operating credit impairment (charges) / write-backs, provisions and charges	**(449)**	**(54)**
Profit from continuing operations before tax	**1,465**	**1,425**
Tax on profit from continuing operations	(354)	(383)
Profit from continuing operations after tax	1,111	1,042
Profit from discontinued operations after tax	-	32
Profit after tax	**1,111**	**1,074**

Summarised balance sheet	30.09.22 £bn	31.12.21 £bn
Customer loans	216.3	207.3
Other assets[3]	72.0	79.8
Total assets	**288.3**	**287.1**
Customer deposits	184.2	186.2
Wholesale funding	69.5	65.2
Other liabilities	19.2	19.6
Total liabilities	**272.9**	**271.0**
Shareholders' equity	15.4	16.1
Total liabilities and equity	**288.3**	**287.1**

Other information	30.09.22	31.12.21
Total qualifying regulatory capital	£14.7bn	£14.8bn
Risk-weighted assets (RWAs)	£70.3bn	£67.1bn
Total capital ratio	20.9%	21.9%
RFB LCR	166%	166%
RFB DolSub LCR	161%	166%
Stage 3 ratio	1.22%	1.45%
ECL provision	£955m	£865m

The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

1. Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
2. Comprises 'Net fee and commission income' and 'Other operating income'.
3. 30 September 2022 includes £49m of property assets classified as held for sale.

8 Santander UK Group Holdings plc

Appendix 3 – Additional information

Mortgage metrics	30.09.22	31.12.21
Stock average LTV[1]	50%	52%
New business average LTV [1]	69%	66%
London lending new business average LTV[1]	66%	64%
New business average loan size	£236k	£234k
BTL proportion of loan book	9%	8%
Fixed rate proportion of loan book	88%	84%
Variable rate proportion of loan book	7%	10%
SVR proportion of loan book	3%	4%
FoR proportion of loan book	2%	2%

Customer deposits by segment	30.09.22 £bn	31.12.21 £bn
Retail Banking	155.6	157.0
Corporate & Commercial Banking	24.9	25.6
Corporate Centre	10.2	9.6
Total	**190.7**	**192.2**

Retail Banking customer deposits by portfolio	30.09.22 £bn	31.12.21 £bn
Current accounts	79.9	80.7
Savings accounts	57.4	57.8
Business banking accounts	12.4	13.1
Other retail products	5.9	5.4
Retail Banking customer deposits	**155.6**	**157.0**

Interest rate risk

NII sensitivity[2]	30.09.22 £m	31.12.21 £m
+50bps	209	167
+25bps	105	89
-25bps	(102)	(94)
-50bps	(204)	(205)

Well positioned in a rising interest rate environment

- Our structural hedge position remained broadly stable, with an average of c£109bn over the last 12 months, and an average duration of c2.5 years.
- The table above shows how our net interest income would be affected by a 25bps and a 50bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

1. Balance weighted LTV. Simple average stock LTV 40% at 30.09.22 (31.12.21: 41%).
2. RFB metric. Based on modelling assumptions of repricing behaviour.

9

Santander UK Group Holdings plc

10 Santander UK Group Holdings plc List of abbreviations APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CAGR Compound Annual Growth Rate CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CRR Capital Requirements Regulation ECL Expected Credit Losses ESMA European Securities and Markets Authority EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standard LCR Liquidity Coverage Ratio LTV Loan-To-Value n.m. Not meaningful MDA Maximum Distributable Amount NPS Net Promoter Score PMAs Post model adjustments PRA Prudential Regulation Authority QMS Quarterly Management Statement RFB Ring-Fenced Bank (Santander UK plc) RFB DoLSub Santander UK plc Domestic Liquidity Sub-group RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SLB Santander London Branch SVR Standard Variable Rate UK United Kingdom

11 Santander UK Group Holdings plc Retail NPS: Our customer experience research was subject to independent third party review. We measured the main banking NPS of 10,098 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 30 September 2022, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS. We note a margin of error which impacts those from 3rd to 6th and makes their rank statistically equivalent. Business & Corporate NPS: Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,662 interviews made in twelve months ended 16 September 2022 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS -recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2022, the bank had around 18,000 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 449 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At H1 2021, Banco Santander had more than 1.2 trillion euros in total funds, 152.9 million customers, of which 26.5 million are loyal and 49.9 million are digital, 9,900 branches and over 200,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward- looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward- looking statements on page 297 of the Santander UK Group Holdings plc 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2022. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 27 October 2022 By / s / Duke Dayal Duke Dayal Chief Financial Officer